Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE
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LAKE SHORE GOLD REPORTS PRELIMINARY SECOND QUARTER COSTS
  Preliminary cash operating cost(1) per ounce sold of US$570 in second quarter 2014 (“Q2/14”), 37% improvement from US$908 per ounce in second quarter 2013 (“Q2/13”)
  Preliminary all-in sustaining cost(2) (“AISC”) per ounce sold of US$810 in Q2/14, 36% better than US$1,257 in Q2/13
  Preliminary total production costs in the second quarter of $33 million
  Six-month cash operating costs estimated at US$600 per ounce sold, better than full-year 2014 target range of US$675 to US$775 per ounce
  Six-month 2014 AISC per ounce sold estimated at US$890, better than the full-year target range of US$950 to US$1,050
  Total production costs for the first six months of 2014 estimated at $63 million
TORONTO, ONTARIO -- (Marketwired – July 10, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced preliminary cash operating costs and AISC for Q2/14 and H1/14. Final numbers for these measures will be available on July 31, 2014 when the Company releases its full second quarter 2014 financial results. Preliminary cash operating cost per ounce sold for Q2/14 is approximately US$570 (including US$30 per ounce for royalties), a 37% improvement from US$908 per ounce in Q2/13. AISC per ounce sold in Q2/14 is expected to be approximately US$810 per ounce, an improvement of 36% from US$1,257 in Q2/13. Total production costs in Q2/14 are estimated at approximately $33 million.

In H1/14, preliminary cash operating costs are US$600 per ounce sold, a 36% improvement from H1/13 and better than the Company’s full-year 2014 guidance of between US$675 and US$775 per ounce. AISC per ounce sold for the half year is estimated at US$890, a 36% improvement from a year ago and better than the Company’s target range for 2014 of US$950 to US$1,050 per ounce. Total production costs for the first six months of 2014 are estimated at approximately $63 million.

	Q2/13	Q3/13	Q4/13	Q1/14	Q2/14
Production (oz.)
Timmins West	24,200	22,600	41,600	33,900	41,900
Bell Creek	6,600	6,300	10,100	10,700	10,400
Total	30,800	28,900	51,700	44,600	52,300
Gold poured (oz.)	31,800	25,900	51,400	45,700	53,500
Gold sold (oz.)	27,600	32,300	49,600	42,900	53,500
Avg. price (US$/oz.)	1,409	1,324	1,261	1,294	1,289
Costs (US$/oz. sold)
Cash operating	908	701	609	630	570
All-in sustaining	1,257	1,027	849	970	810

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Effectively managing unit costs is a key driver of our success and our ability to generate free cash flow. Based on our volumes and the margins we have realized, we have increased our cash and bullion by close to $20 million so far in 2014, to approximately $53 million. We have also repaid over $17 million in debt. With the exception of $5 million from a flow-through financing, completed to advance work at our growth projects and key exploration targets, all the cash and bullion added this year has been generated internally. Based on the current gold price, we expect to continue to generate solid free cash flow over the balance of the year.”

The Company’s full financial results for Q2/14 and H1/14 will be released before the market opens on July 31, 2014, with a conference call and webcast to follow that afternoon at 3 pm. Details of the conference call and webcast will be released shortly.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

Notes

1.
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating cost per ounce to amounts included in the Consolidated Statements of Comprehensive Income (Loss) for the three and six months ended June 30, 2014 and 2013 will be provided in the Company's MD&A accompanying the interim financial statements for the period ended June 30, 2014, which will be issued on July 31, 2014, and will be available on SEDAR at www.sedar.com and the Company's website at www.lsgold.com.

2.
All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The most directly comparable measure prepared in accordance with GAAP is total production costs. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate. A reconciliation of all-in sustaining cost per ounce to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and six months ended June 30, 2014 and 2013 will be provided in the Company's MD&A accompanying the interim financial statements for the period ended June 30, 2014, which will be issued on July 31, 2014, and will be available on SEDAR at www.sedar.com and the Company's website at www.lsgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com